

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2010

Mr. Stephen T. Lundy
Chief Executive Officer
AspenBio Pharma, Inc.
1585 South Perry Street
Castle Rock, Colorado 80104

Re: AspenBio Pharma, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 9, 2010
      Form 10-K/A for the Fiscal Year Ended December 31, 2009
      Filed April 28, 2010
      File No. 001-33675

Dear Mr. Lundy:

       We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Melissa Rocha
                              Accounting Branch Chief